Exhibit 12b

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525	$25,459
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(20,536)
Equity in loss of equity method
investments	458	435	186	296	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)	(435)
Fixed charges, as below	69,923	72,243	73,261	85,034	62,658	68,134
Total earnings, as defined	$199,365	$208,825	$279,564	$272,958	70,428	$72,622

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031	$64,813
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857	1,915
Rental interest factor	801	955	1,036	1,587	1,770	1,406
Total fixed charges	$69,923	$72,243	$73,261	$85,034	62,658	$68,134

Preferred dividends requirements	-	-	-	-	-	-

Total combined fixed charges	$69,923	$72,243	$73,261	$85,034	62,658	$68,134

Ratio of earnings to combined fixed
charges and preferred dividends (A)	2.85x	2.89x	3.82x	3.21x	1.12x	1.07x